AM
6-8-2004

04016760

VF 6-3-04

SECU[illegible] [illegible]MMISSION
[illegible]gton, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38066

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4-1-03 (MM/DD/YY) AND ENDING 3-31-04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KJM Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

48 Sagamore Road, #29
(No. and Street)

Bronxville, New York 10708-1534
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Kosta J. Moustakas (914) 793-7043
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Goldberger, Alan J.
(Name – *if individual, state last, first, middle name*)

48 Joyce Lane Woodbury, New York 11797
(Address) (City) (State) (Zip Code)

PROCESSED
JUN 10 2004
THOMSON FINANCIAL

JUN 01 2004

CHECK ONE:

XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AM

OATH OR AFFIRMATION

I, Kosta J. Moustakas, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of KJM Securities, Inc., as of March 31st, 20 04, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Kosta J. Moustakas
Signature

President and CEO
Title

MARK F. SHKRELI
Notary Public, State of New York
No. 03-4996849
Qualified in Bronx County
Cert. Filed in Westchester County
Commission Expires 05/26/06

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing that there were no any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ALAN J. GOLDBERGER

CERTIFIED PUBLIC ACCOUNTANT
48 Joyce Lane
Woodbury, NY 11797
(516) 496-7038

To: Mr. Kosta J. Moustakas, President
KJM Securities, Inc.

I have examined the financial statements of KJM Securities, Inc. For the twelve month period April 1, 2003 to March 31, 2004, and have issued my report thereon dated May 20, 2004. As part of my examination, I made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent I considered necessary to evaluate the system as required by generally accepted auditing standards. The purpose of my study of the system was to determine the nature, timing and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures followed by KJM Securities, Inc. that I considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a -3(a)(11) and the procedures for determining compliance with the exempt provisions of Rule 15c3-3.

The management of KJM Securities, Inc. Is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control; procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. The objectives of a system and the practices and procedures are to provide management with a reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices referred to above, errors or irregularities my nevertheless occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

My study and evaluation for the limited purpose described in the first paragraph would not necessarily disclose all material weakness in the system. Accordingly, I do not express an opinion on the system of internal accounting control of KJM Securities, Inc. taken as a whole. However, my study and evaluation disclosed no condition that I believed to be a material weakness.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities and Exchange Act of 1934 and related regulations, and that the practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and my study, I believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the Commission's objective.

This report is intended solely for the use of management, the New York Stock Exchange, the Securities and Exchange Commission and other regulatory organizations to which the Company is subject and should not be used for any other purposes.

May 20, 2004

KJM SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

KJM SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED MARCH 31, 2004

TABLE OF CONTENTS

ALAN J. GOLDBERGER
CERTIFIED PUBLIC ACCOUNTANT
48 Joyce Lane
Woodbury, NY 11797
(516) 496-7038

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Shareholder of
KJM Securities, Inc.

I have audited the accompanying statement of financial condition of KJM Securities, Inc. as of March 31, 2004, and the related statements of operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KJM Securities, Inc. as of March 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 6 and 7 is presented for purposes of additional analysis and is not required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in my opinion is fairly stated in all material respects in relation to the basic financial statements taken as a whole and in conformity with the rules of the Securities and Exchange Commission.

May 20, 2004

KJM SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2004

ASSETS	
Cash	$ 38,169
Accounts receivable	7,336
	$ 45,505
LIABILITIES AND SHAREHOLDER'S EQUITY	
Liabilities	
Accounts payable and accrued expenses	$ 2,456
Shareholder's equity	
Capital stock, par value $.01 per share; 10,000 shares authorized, issued and outstanding	100
Additional paid in capital	9,900
Retained earnings	33,049
Total shareholder's equity	43,049
	$ 45,505

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

STATEMENT OF OPERATIONS AND RETAINED EARNINGS

YEAR ENDED MARCH 31, 2004

Revenues	
Commission income	$ 226,846
Expenses	
Commission and compensation	171,552
General and administrative	54,964
	226,516
Net income	330
Retained earnings, beginning of year	32,719
Retained earnings, end of year	$ 33,049

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED MARCH 31, 2004

Cash flows from operating activities:	
Net income	$ 330
Adjustments to reconcile net income to net cash used in operating activities:	
Increase in accounts receivable	(2,378)
Decrease in accounts payable and accrued expenses	(2,516)
Net cash used in operating activities and net decrease in cash	(4,564)
Cash, beginning of year	42,733
Cash, end of year	$ 38,169

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

YEAR ENDED MARCH 31, 2004

	Capital Stock Shares	Capital Stock Amount	Additional Paid in Capital	Retained Earnings	Total
Balance, April 1, 2003	10,000	$ 100	$ 9,900	$ 32,719	$ 42,719
Net income	-	-	-	330	330
Balance, March 31, 2004	10,000	$ 100	$ 9,900	$ 33,049	$ 43,049

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE A - ORGANIZATION

KJM Securities, Inc. (the company) was incorporated on October 16, 1986. The Company is a securities broker-dealer registered with the Securities and Exchange Commission, pursuant to Section 15 of the Securities and Exchange Act of 1934. All business is transacted as the introducing broker on a fully disclosed basis and as a selling group member by subscriptions and orders to sponsors of syndications, funds and unit trusts.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition

The Company receives commission income in accordance with the terms of an agreement with the clearing agent. Commission income is recognized on the settlement date of purchase or the date of the sales transaction.

NOTE C - TRANSACTIONS WITH CLEARING AGENT

Fiserv Securities, Inc acts as the clearing agent on a fully disclosed basis for accounts introduced by the Company. The accounts receivable as of March 31, 2004, which is due from the clearing agent in the accompanying statement of financial condition, consists of unpaid commissions.

NOTE D - RECONCILIATION OF NET CAPITAL

The computation of net capital under rule 15c 3-1 contained on page 7 agrees to the Company's corresponding filing of Form X-17A-5.

KJM SECURITIES, INC.

SCHEDULE OF COMPUTATION AND RECONCILITAION

OF NET CAPITAL PURUANT TO RULE 15c 3-1

MARCH 31, 2004

Total capital	$ 43,049
Minimum net capital required	$ 5,000
Reconciliation:	
Net capital per Form X-17A-5	$ 43,007
Adjustment:	
Under accrual of receivables	42
Net capital per above	$ 43,049

The accompanying notes are an integral part of these financial statements.

KJM SECURITIES, INC.

SCHEDULE OF COMPUTATION FOR DETERMINATION

OF RESERVE REQUIREMENTS PURUANT TO RULE 15c 3-3

MARCH 31, 2004

During the year ended March 31, 2004 the Company met the requirements for exemption from the provisions of Rule 15c 3-3 and accordingly, no computation is presented with regard to the reserve requirements pursuant to that rule.

In addition, because of the exemption under this rule no information relating to the possession or control requirements is presented.

The accompanying notes are an integral part of these financial statements.